Exhibit 1

                                  RELEVANT FACT

GERDAU S.A., in complying with the Brazilian Securities and Exchange Commission regulation - CVM 358, of January 3rd, 2002, hereby informs its shareholders and investors that, as announced in a press release issued on June 12th, 2003, its directors have concluded the studies regarding the integration of its operations with its subsidiary Aco Minas Gerais S.A. - Acominas ("ACOMINAS"), as described below:

1. Gerdau S.A. will transfer its directly and indirectly controlled operations in Brazil to Acominas. Acominas will be renamed Gerdau Acominas S.A. ("GERDAU ACOMINAS"), and will continue to be headquartered in Ouro Branco, Minas Gerais. All Gerdau Group steel activities in Brazil will be conducted by Gerdau Acominas, which will remain a closed capital corporation.

2. Gerdau S.A. will remain a publicly traded company with control over Gerdau Acominas, Gerdau Ameristeel Corporation (with operations in the United States and Canada) and its subsidiaries in South America (Gerdau Aza, in Chile; Gerdau Laisa, in Uruguay and a minority shareholding in Argentina).

3. The above mentioned operation will combine complementary assets into a single company (Gerdau Acominas). This will result in an improved product mix and in a solid growth platform for the Gerdau Group. By means of a combined structure of ten steel mills and an installed capacity of 7.4 million metric tons of crude steel, Gerdau Acominas will be able to be more efficient in delivering its products to clients domestically and abroad. These steel units will operate in an integrated manner along with nine long steel service centers (fabrication shops), five transformation units and Comercial Gerdau, with 73 branches and five service centers. This new structure will allow for operational and commercial synergies, as well as the optimization of administrative processes. Additionally, the operation will enhance cash generation providing savings in taxes in all three levels: federal, state and municipal.

4. Gerdau Acominas will become one of the leading crude steel producers in the Americas and an important global player with internationally competitive production costs and products. Its product line includes slabs, blooms, billets, concrete reinforcing bars, merchant bars, wire rod, specialty steel, drawn products, nails and fabrication services, to name a few.

5. The table below presents some pro forma numbers and ratios of Gerdau Acominas on September 30th, 2003, compared to those of Gerdau S.A. and Acominas as stand alone companies:

     ------------------------------------------- ----------------------- ----------------------- -----------------------
     JANUARY - SEPTEMBER 2003                               GERDAU S.A.                ACOMINAS                  GERDAU
                                                                                                               ACOMINAS
     ------------------------------------------- ----------------------- ----------------------- -----------------------
     Crude steel output (1.000 t)                                 2,954                   2,203                   5,157

     Number of employees (thousand)                                 9.6                     4.0                    13.6

     Gross revenue (R$ million)                                   4,879                   1,974                   6,698
     EBITDA (R$ million)                                          1,125                     605                   1,730
     Net Debt (R$ million)                                        2,705                     702                   3,281

     Gross Margin                                                 37.9%                   38.7%                   38.1%
     EBITDA Margin                                                28.8%                   36.4%                   31.1%
     Net Debt / EBITDA                                             2.4x                    1.2x                    1.9x
     ------------------------------------------- ----------------------- ----------------------- -----------------------

6. In order to be able to implement the operation described above, the companies mentioned above will call for Extraordinary Shareholders' meetings to be held on November 28th, 2003.

7. The assets, rights and obligations of each company will be evaluated by a specialized firm and the results will be submitted to the shareholders' meeting for approval, as per the terms of

     Article 8 of the Brazilian Corporate Law # 6,404, of December 15th, 1976 and subsequent amendments.

8. After the operation is concluded, Gerdau S.A.'s stake will increase to approximately 92%, up from 78.9% of the total capital stock of Gerdau Acominas. This company will be presenting its financials along with the consolidated financials of Gerdau S.A.

9. Gerdau S.A. shareholders will retain all their statutory rights with no impact whatsoever in the way these shares are traded at the different stock exchanges (Bovespa: GGBR, NYSE: GGB and Latibex: XGGB). The combination of these operations into a single company will lead to improved disclosure of information to shareholders, investors, creditors, analysts and capital markets investment professionals and regulatory agencies.

10. No changes will be made to the corporate governance structure of Gerdau S.A. Its Board of Directors, responsible for the general orientation of the business, and its Executive Committee, in charge of the coordination of the operations of the Group, remain unchanged.

11. At Gerdau Acominas, the Board of Directors remains the same, with five members, of which one will be appointed by the CEA - Clube dos Empregados da Acominas (Employee investment club). The management of Gerdau Acominas will be conducted by its directors, and its executive committee will handle the business units: Gerdau Long Steel Brazil, Gerdau Specialty Steel and Gerdau Acominas. The latter is understood as being the current Acominas operation involved with the production and commercialization of slabs, blooms, billets, structurals and the up-coming wire rod mill. Each business will have its own operational Executive committee. At Acominas, this committee will be formed by the existing directors.

Gerdau S.A. informs that it has decided to invest US$ 1.2 billion in duplicating the installed capacity of the Arthur Bernardes industrial unit at Gerdau Acominas, in Ouro Branco, to six, up from three million metric tons. This includes the installation of the following equipment: blast furnace #2, a coke oven, a sinter oven, a melt shop, a continuous caster for blooms, a billet inspection line, dephosphorization and operational security.


                       Rio de Janeiro, November 6th, 2003.

                               Osvaldo B. Schirmer
                            Executive Vice President
                           Investor Relations Director